EXHIBIT 99.5

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information is based upon the historical financial statements of Merge Healthcare Incorporated (Merge, we, us or our) and AMICAS, Inc. (AMICAS) after giving effect to our acquisition of all of the issued and outstanding shares of AMICAS.

On April 28, 2010, we completed the acquisition of AMICAS for total transaction consideration of $223.9 million. Under the terms of the agreement, Merge acquired all 37,009,990 outstanding shares of AMICAS for $6.05 per share. In addition, shortly before the completion of the acquisition, AMICAS paid cash to holders of vested, in-the-money stock options for the difference between $6.05 per share and the exercise price of such options. Further, the holders of shares of restricted stock were paid $6.05 per share in cash. The total consideration paid to option and restricted stock holders was approximately $22.9 million. This acquisition was accounted for as a business combination using the acquisition method with Merge identified as the acquirer. The amounts allocated to purchased software, backlog, customer relationships, non-competes and trade names associated with the acquisition were estimated by us with the assistance of independent valuation specialists, primarily through the use of discounted cash flow techniques. The asset lives were determined based on projected future economic benefits and expected life cycles of the acquired intangible assets. The amount assigned to goodwill was not deductible for federal income tax purposes. In addition, there was no deferred tax liability arising from the acquisition of the identifiable intangible assets.

The following unaudited pro forma condensed consolidated financial information presents the historical statements of operations of Merge and AMICAS for the year ended December 31, 2010 and the period January 1, 2010 through April 27, 2010, respectively, giving pro forma effects as if the acquisition of AMICAS had occurred on January 1, 2010.

The historical financial information has been adjusted to give effect to pro forma events that are directly attributable to the acquisition, are factually supportable and have a recurring impact. The pro forma adjustments are based upon available information and assumptions that we believe are reasonable.

The unaudited pro forma condensed consolidated statement of operations is provided for informational purposes only and are not intended to represent or be indicative of the consolidated results of operations of Merge that would have been recorded had the acquisition of AMICAS been completed as of the date presented, and should not be taken as representative of future results of operations of the combined company. The unaudited pro forma condensed consolidated statement of operations does not reflect the impact of any potential operational efficiencies, cost savings or economies of scale that we may achieve with respect to the combined operations, and do not include costs directly attributable to the transactions that would not have been incurred as of dates of such statements.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the historical consolidated financial statements and accompanying notes contained in Merge’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010

MERGE HEALTHCARE INCORPORATED

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2010
(In thousands of US Dollars, except for share data)

	Merge	Historical	Pro Forma		Pro Forma
	Healthcare	AMICAS	Adjustments		Combined
			(Note 3)

Total net sales	$140,332	$36,716	$(22	)(1)	$177,026
Cost of sales:
Product-related cost of sales	53,591	16,164	—		69,755
Depreciation, amortization and impairment	10,972	1,403	977	(2)	13,352

Total cost of sales	64,563	17,567	977		83,107

Gross margin	75,769	19,149	(999)		93,919
Operating costs and expenses:
Sales and marketing	20,697	4,502	—		25,199
Product research and development	20,064	6,486	—		26,550
General and administrative	22,012	11,296	—		33,308
Acquistion-related expenses	9,674	8,439	(16,537	)(3)	1,576
Restructuring and other expenses	5,006	—	—		5,006
Depreciation and amortization	6,840	787	1,249	(4)	8,876

Total operating costs and expenses	84,293	31,510	(15,288)		100,515

Operating income (loss)	(8,524)	(12,361)	14,289		(6,596)
Total other income (expense)	(16,638)	(23)	(8,595	)(5)	(25,256)

Income (loss) before income taxes	(25,162)	(12,384)	5,694		(31,852)
Income tax expense (benefit)	(13,646)	46	—		(13,600)

Net income (loss)	(11,516)	(12,430)	5,694		(18,252)
Preferred stock dividends	19,076	—	(12,812	)(6)	6,264

Net income (loss) available to common stockholders	$(30,592)	$(12,430)	$18,506		$(24,516)

Net income (loss) per share — basic	$(0.38)				$(0.30)

Weighted average number of common shares outstanding — basic	80,231,427		2,429,507	(7)	82,660,934

Net income (loss) per share — diluted	$(0.38)				$(0.30)

Weighted average number of common shares outstanding — diluted	80,231,427		2,429,507	(7)	82,660,934

NOTES TO UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL INFORMATION
(All amounts in thousands of U.S. dollars other than share and per share data)

Note 1.	Basis of Pro Forma Presentation

On April 28, 2010, Merge completed the acquisition of AMICAS, Inc. (AMICAS) through a tender offer for the outstanding shares of common stock of AMICAS at $6.05 per share in cash. Following the tender offer, Merge purchased the remaining shares pursuant to a merger of a subsidiary of Merge with and into AMICAS. Total transaction consideration was approximately $223,910 for the 37,009,990 outstanding shares. We financed the transaction with $200,000 of senior secured notes (Notes), cash already available at the two companies and proceeds of $41,750 from the issuance of preferred and common stock. The Notes were issued at 97.266% of the principal amount (resulting in net proceeds received of $194,532), are due in 2015, bear interest at 11.75% of principal (payable on May 1st and November 1st of each year) and were offered in a private placement pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended.. In connection with the Notes, we incurred issuance costs of $9,015. The issuance costs as well as the debt issuer discount are being amortized using the effective interest rate method over the term of the Notes.

We issued 41,750 shares of preferred stock and 7,515,000 shares of common stock for the $41,750 of proceeds received. The proceeds were allocated to preferred and common stock based upon the relative fair value of each instrument as estimated by us with the assistance of independent valuation specialists. As a result, we recorded net preferred stock of $26,850 and common stock of $14,900. Upon issuance of the preferred and common stock, we recorded a deemed dividend of $14,900 for the difference between the relative fair value of the preferred stock and the redemption value of $41,750. In the Merge Healthcare and AMICAS pro forma condensed consolidated statement of operations for the year ended December 31, 2010, the deemed dividend has been eliminated from the net income (loss) available to common shareholders as it is a non-recurring item.

The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2010 is based on the historical financial statements of Merge and AMICAS after giving effect to the acquisition, as well as certain reclassifications and pro forma adjustments, and assumes that our acquisition of AMICAS occurred on January 1, 2010. It combines the historical results of Merge Healthcare for the year ended December 31, 2010 and AMICAS for the period January 1, 2010 to April 27, 2010, including pro forma adjustments.

The unaudited pro forma condensed consolidated financial data are presented for informational purposes only and are not necessarily indicative of the results of operations for future periods or the results that actually would have been realized had the acquisitions described above been consummated as of January 1, 2010.

Note 2.	Purchase Price and Purchase Price Allocation

The total purchase price for AMICAS was $223,910, which consisted of $6.05 per share in cash, without interest, for all 37,009,990 outstanding shares of AMICAS common stock. The purchase price for AMICAS was allocated to tangible and identifiable intangible assets acquired and liabilities assumed, based on their estimated fair values as of the acquisition date. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill. The purchase price for AMICAS was allocated as set forth in the following table:

AMICAS

Current assets	$46,090
Non-current assets	15,116
Intangible assets	64,400
Goodwill	130,384

Total assets acquired	255,990
Liabilities assumed	(32,080)

Net assets acquired	$223,910

NOTES TO UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL INFORMATION — (Continued)

The fair value of the AMICAS intangible assets is based on management’s estimates with the assistance of independent valuation specialists, primarily through the use of discounted cash flow techniques. The allocation to identified intangible assets and goodwill is set forth in the following table:

AMICAS

Total Consideration	$223,910

Allocation of purchase price:
Current assets	46,090
Non-current assets	15,116
Liabilities assumed	(32,080)

Unallocated purchase price	$194,784

AMICAS
Allocations to identified intangible assets and goodwill:
Purchased software	$19,200
Backlog	8,100
Customer relationships	30,400
Trade names	3,600
Non-competes	3,100
Goodwill (including acquired workforce)	130,384

$194,784

Useful lives of intangible assets for the purposes of these pro forma statements are set forth in the following table:

Estimated useful lives of identified intangible assets:

Years

Purchased software	8.0
Backlog	4.7
Customer relationships	9.7
Non-competes	7.0
Trade names	12.0
Goodwill	Indefinite

The asset lives are determined based on projected future economic benefits and expected life cycles of the acquired intangible assets. For purposes of this pro forma information, purchased software, non-competes and trade names are being amortized on a straight line basis, which approximates the future economic benefit of these assets, and customer relationships and backlog are being amortized based on the projected future cash flows.

Note 3.	Pro Forma Adjustments

The following adjustments have been reflected in the Merge and AMICAS unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2010:

(1)	To eliminate the historical sales between Merge and AMICAS.

NOTES TO UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL INFORMATION — (Continued)

(2)	To record amortization related to the purchased and developed software recognized from the acquisition AMICAS and eliminate the historical amortization of developed software as set forth in the following table:

To eliminate the historical purchased and developed software amortization	$(1,000)
Amortization of purchased software and backlog	1,977

$977

(3)	To record the elimination of non-recurring acquisition-related expenses.

(4)	To record amortization related to the customer relationships, trade names and non-compete agreements recognized from Merge Healthcare’s acquisition of AMICAS and eliminate the historical amortization, as applicable, as set forth in the following table:

To eliminate the historical amortization of customer relationships, trade names and non-competes	$(229)
Amortization of acquired customer relationships, trade names and non-competes	1,478

$1,249

(5)	To record interest expense, including amortization of debt discount and debt issuance costs, as if the debt were outstanding for the entire year, as set forth in the following table:

Interest expense at 11.75%	$(7,833)
Amortization of debt discount	(288)
Amortization of debt issuance costs	(474)

$(8,595)

(6)	To eliminate the preferred stock deemed dividend (as it is a non-recurring charge) and to record the 15% cumulative preferred stock dividend as if the preferred stock were outstanding for the entire year, as set forth in the following table:

To eliminate the preferred stock deemed dividend	$(14,900)
15% cumulative preferred stock dividends	2,088

$(12,812)

(7)	To record additional shares of Merge Healthcare Common Stock issued as if such shares were outstanding for the entire period, as set forth in the following table:

Total shares of Merge Healthcare Common Stock issued	7,515,000
Shares of common stock already included in weighted-average share calculation	(5,085,493)

2,429,507